FOIA CONFIDENTIAL TREATMENT REQUESTED

February 4, 2013

VIA EDGAR

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Jessica Plowgian, Attorney-Advisor

Kathryn Jacobson, Staff Accountant

Dean Suehiro, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Charm Communications Inc.

Form 20-F for Fiscal Year Ended December 31, 2011

Filed April 27, 2012

Form 6-K

Filed August 24, 2012

File No. 001-34701

Dear Mr. Spirgel, Ms. Murphy, Ms. Plowgian, Ms. Jacobson and Mr. Suehiro:

On behalf of our client, Charm Communications Inc., a company incorporated under the laws of the Cayman Islands (the “Company”), we hereby provide the response to the comment letter the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 7, 2013, pertaining to the Company’s annual report on Form 20-F for the year ended December 31, 2011 filed on April 27, 2012 (the “Company’s 2011 Form 20-F”) and the Company’s report on Form 6-K filed on August 24, 2012 (the “Company’s Form 6-K”).

The Company hereby undertakes that it will either file an amendment to the Company’s 2011 Form 20-F (“Amendment No.1”) via EDGAR immediately after all of the Staff’s comments are resolved or upon the Staff’s request. The Company also confirms that it understands its obligation to disclose material information about the Company to the public on a timely basis.

Confidential Treatment Requested by Charm Communications Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter (the “Letter”). We have delivered a separate letter (the “Request”) by courier with the Staff and with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. § 200.83] (“Rule 83”). For the Staff’s reference, we have enclosed along with the Request letter a copy of our complete correspondence to the Staff showing the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, each page of the Letter has been marked “Confidential Treatment Requested by Charm Communications Inc.” in the footer and each marked for the record with the identifying numbers and code “CCI-001” through “CCI-007”.

Set forth below are the Company’s response to each of the Staff’s comments contained in your January 7, 2013 letter. For your convenience, we have reproduced the Staff’s comments in italicized boldface type below and keyed the Company’s response accordingly.

“Certain shareholders of our variable interest entities may have potential conflicts of interest with us…,” page 20

1.	Please revise to quantify Mr. Dang’s beneficial ownership of your company in the first paragraph of your proposed risk factor. Please also clarify whether Ms. Bai is a beneficial owner of your company.

In response to the Staff’s comment, the Company proposed to amend the risk factor on Page 20 of Amendment No.1 as follows (with added clarification language underlined for your easy review):

Certain shareholders of our variable interest entities may have potential conflicts of interest with us, which may harm our business and financial condition.

Currently, our variable interest entities are owned by Mr. He Dang (“Mr. Dang”) and Ms. Qingmei Bai (“Ms. Bai”), with Mr. Dang owning 67% of the outstanding equity of our variable interest entities and Ms. Bai owning the remainder. Mr. Dang is also a beneficial owner of 59% of our Company. Ms. Bai holds no equity interest in the Company. Ms. Bai is Mr. Dang’s mother. Mr. Dang is the chairman of our board of directors and our chief executive officer, and he also serves as the chairman of the board of directors of our variable interest entities. Ms. Bai serves as the supervisor (a compulsory inspector position required under PRC Company Law) of two of our variable interest entities, Shidai Charm Advertising Co., Ltd. and Beijing Charm Culture Co., Ltd. Conflicts of interest between (i) Mr. Dang’s and Ms. Bai’s duties to our company and shareholders (including the holders of our ADSs who are not otherwise affiliated with our variable interest entities) and (ii) their duties as the major shareholders, directors and officers of our variable interest entities may arise. We cannot assure you that when conflicts of interest arise, any or both of these individuals will act in the best interests of our company and our shareholders, or that conflicts will be resolved in our favor.

Confidential Treatment Requested by Charm Communications Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

For example, Mr. Dang and/or Ms. Bai may decide to transfer significant business or assets of the variable interest entities to other legal entities they own or control that are not controlled by us, or opportunities may arise in the future for these individuals to sell the variable interest entities or its significant business or assets to third parties at a premium. In the event a sale takes place upon the occurrence of such circumstance(s) mentioned above, the consideration of such a transfer or sale will be paid to Mr. Dang and/or Ms. Bai. Neither the Company nor our other shareholders will receive any proceeds from such sale of all or a significant portion of our underlying business, which will be materially detrimental to the Company and our public shareholders. To prevent such event from happening, decisions relating to material sales in connection with the variable interest entities are overseen and determined by the Company pursuant to the contractual arrangements with the variable interest entities, its shareholders and the WFOE (Nanning Jetlong). The board of directors of the Company consists of five directors, with four of them (other than Mr. Dang) holding no interest in any variable interest entity. These four directors’ interests are independent in making decisions related to the variable interest entities and they are the fiduciaries our unaffiliated shareholders may rely on to safeguard their interests. However, the holders of a majority of the total outstanding equity interest of the Company have the right to appoint and remove members of the board (other than the one director, Mr. Nick Waters, appointed by Aegis Media, the shareholder holding no less than 10% of the Company’s total outstanding share capital) pursuant to our Memorandum and Articles of Association, as amended. In other words, due to fact that Mr. Dang, our largest shareholder, chairman of our board of directors and chief executive officer, is also a majority shareholders of our variable interest entities, we cannot assure you that we will be able to prevent him from making decisions on behalf our company that only favor the shareholders of the variable interest entities.

In addition, Mr. Dang and/or Ms. Bai may breach or cause our variable interest entities or their subsidiaries to breach or refuse to renew existing contractual arrangements that allow us to effectively control and receive economic benefits from them. Currently, we do not have existing arrangements to address such potential conflicts of interest between these individuals and our Company. We rely on Mr. Dang and Ms. Bai to abide by the laws of the Cayman Islands and the PRC, both of which provide that a company’s directors and officers owe a fiduciary duty to such company, which requires them to act in good faith and in the best interests of our company and not to use their positions for personal gain.

In the event any dispute arising out of the above-mentioned conflict of interest between us and the shareholders cannot be resolved amongst the parties, we may have to resort to legal proceedings, which may result in disruption of our business operation and there will be substantial uncertainty as to the outcome of any such legal proceedings.

Confidential Treatment Requested by Charm Communications Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

2. We note your statement in the second paragraph of this risk factor that one director is appointed by the shareholder holding no less than 10% of your total outstanding share capital. Please identify this shareholder.

The Company respectfully advises the Staff that Mr. Nick Waters, who joined our board in December 2011, was appointed by Aegis Media, a shareholder holding more than 10% of our total outstanding share capital. The Company’s proposed revision of the referenced risk factor on page 20 in response to the Staff’s comment is set forth in our response to Comment 1 above.

“Recent change in regulatory restrictions…,” page 23

3. We note your response to comment three from our letter dated November 9, 2012 and your statement that television advertising is a “significant revenue source” for the company. Please quantify your historic revenue attributable to television advertising. In order to provide context for the impact of this new rule, please explain the portion of your advertisement time that you have historically sold in the middle of television program broadcasts (which is now no longer permitted under the new regulatory restrictions).

The Company respectfully advises the Staff that a large majority of our revenues are attributable to television advertising historically. The percentage of our total revenues attributable to television advertising in fiscal years 2009, 2010 and 2011 is 97%, 96% and 93% respectively.

The new regulation no longer permits advertisements to be sold in the middle of television dramas. As a result, the Company has shifted advertisements to before and after television dramas. Such change of the time slots for these advertisements doesn’t change the amount of overall broadcast time, but it in effect impacts the efficacy and value of such moved advertisements. Because advertisements broadcast before and after dramas are perceived as less effective and therefore carrying less value, the new regulation has indirectly resulted in the decreased demand and lowered prices for television advertising in the market.

Historically, the Company has not kept track of advertisement time sold by before, after and/or in the middle of television dramas and thus there are no effective and reliable means to assign the value of the advertisements in such time slots. Therefore, we cannot quantify the impact from a time perspective.

“Governmental control of currency conversion…,” page 24

4. We note your response to comment nine from our letter dated November 9, 2012 indicating that your WFOE’s are “authorized to make equity investments in PRC companies” that engage in activities within your business scope. Please tell us the business scopes of your PRC subsidiaries.

The Company respectfully advises the Staff that the business scope of each of our main PRC subsidiaries, based on their respective business license, is as the following:

Charm Media Co., Ltd.: design, production, agency and publishing services regarding domestic and foreign advertisement; digital technology research and related technical support services; media resource management and consulting services and television technical operation services (excluding those prohibited or restricted by the government authorities).

Confidential Treatment Requested by Charm Communications Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Shang Xing Media Co., Ltd.: design, production, agency and publishing services regarding domestic and foreign advertisement; digital technology research and related technical support services; media resource management and consulting services and television technical operation services (excluding those prohibited or restricted by the State).

Nanning Jetlong Technology Co., Ltd.: development, production and sales of software products (such as civil automobile navigation systems); design, research and development of new-media technology and network technology; design, research and development, production and sales of computer software; animation design and technical consulting services; business management planning and related consulting services (except for those restricted by the State) and media resource management advisory services; corporate image campaign organization for large enterprises; wholesaling, agency, technology consulting and related technical support and services of digital video/audio devices and digital cable television system equipment (those subjected to special provisions shall be conducted according to relevant regulations).

Beijing Vizeum Advertising Co., Ltd.: design, production, publishing and agency services regarding domestic and foreign advertisements.

Beijing Guozhi Travel & Culture Co., Ltd.: arts and cultural exchange events organization (excluding performances); design, production, publishing and agency services of advertisements and corporate planning.

Chongqing Changhui Culture Co., Ltd.: design, production, publishing and agency services of advertisements, and, consulting services of travel information, network information and corporate management.

The Company respectfully advises the Staff further that in accordance with the Company Law of the PRC and other related regulations, our PRC subsidiaries may set up subsidiaries and invest in other enterprises that operate in the businesses within the scopes set forth above. None of our PRC subsidiaries has made investment in any entity or business outside the business scope set forth in their respective business licenses.

Organizational Structure, page 50

5. We note your response to comment 13 from our letter dated November 9, 2012 and the chart you provided on page 51 of your proposed disclosure. We also note your disclosure reflecting Posterscope (Hong Kong) Ltd.’s 100% equity ownership of Beijing Vizeum Advertising Co., Ltd. Please revise to provide footnote disclosure that the registrant, through its wholly owned subsidiary Media Port Holdings Limited, only owns 60% of the equity of Posterscope (Hong Kong) Ltd. In addition, please revise this chart to identify the other shareholders of Posterscope (Hong Kong) Ltd. and CharmClick Inc.

The Company respectfully advises the Staff that since the other shareholders of Posterscope (Hong Kong) Ltd. and CharmClick Inc. are entities unaffiliated with the Company, we propose to revise the paragraph immediately following the chart on page 51 of Amendment No.1 instead as the following (with added clarification language underlined and omitted language stricken for your easy review):

Confidential Treatment Requested by Charm Communications Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Under applicable PRC laws, rules and regulations, to invest in the advertising industry, foreign investors must have at least two years of direct operations in the advertising industry ……From 2011, we have begun operating the majority of our business through these two new entities- Charm Media Co., Ltd. and Shang Xing Media Co., Ltd. In November 2011, CharmClick Inc., (60% held by the Company through the wholly owned subsidiary Best Ranking Limited and 40% held by CharmClick Limited, a British Virgin Islands unaffiliated to the Company,) acquired all the outstanding entity interests of Neudior Corporation Limited, which is qualified to set up entities in China for the purpose to operate advertising business. The entity is still in the process of acquiring the related license. Prior to 2011, other than Beijing Vizeum Advertising Co., Ltd., ~~in which we hold 60% of the outstanding equity interests,~~ our advertising business was operated through contractual arrangements with our variable interest entities. These contractual arrangements enable us to exercise effective control over these entities and receive substantially all of the economic benefits from them. Beijing Vizeum Advertising Co., Ltd. is wholly owned by Posterscope (Hong Kong) Ltd., which is 60% held by the Company through its wholly owned subsidiary Media Post Holdings Limited, with the remaining 40% held by an affiliate of Aegis Media.

Form 6-K filed November 20, 2012

6. It appears that your outstanding accounts receivable balance approximates your year-to-date revenue through September 30, 2012. Please explain to us your historical accounts receivable collections experience, including the timing and amount of collections during 2012. Also please explain your rationale for classifying the entire balance of accounts receivable as a current asset on your balance sheet. As part of your response to this comment, please provide us an aging of your accounts receivable and an explanation of your basis for concluding any unreserved account balances outstanding in excess of 180 days will be collected in full, to the extent applicable.

The Company respectfully advises the Staff that its accounts receivable is primarily generated from its agency business and media investment business. For its agency business, the Company records revenues on a net basis; while on the other hand, it records receivables on a gross basis. As a result, the amounts collected on its receivables are significantly higher than the revenue recognized. [***]

[***]

The Company verifies with its clients the outstanding receivable balances at the end of every month. As part of this process, the Company evaluates the collectability of the receivables considering many factors, including the age of the balance, the client’s payment history, the client’s current credit-worthiness, the type of business such client conducts, and the current economic trends. Allowance for doubtful accounts is provided to the extent the Company determines an account not collectible.

[***]

The increase of USD2.0 million in bad debt expense for the nine months ended September 30, 2012 in comparison to the year ended December 31, 2011 was primarily because certain customers experienced difficulty in paying the Company due to the slow-down of China’s economy. The Company is closely monitoring the collectability of its accounts receivable and will provide additional bad debt reserve as needed.

Confidential Treatment Requested by Charm Communications Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Based on the Company’s analysis as discussed above, the Company believes it is appropriate to classify the full balance of its accounts receivables as of September 30, 2012 as current assets in its balance sheet.

In responding to the Staff’s comments, the Company acknowledges that:

1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	Staff comments or any changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you have any question regarding this response letter or proposed amendments, please contact me by phone at + 8613501026342 or by email at sliu@gunder.com.

Sincerely,

/s/ Steven Liu

Steven Liu

Partner, Gunderson Dettmer Stough Villeneuve Franklin &Hachigian, LLP

Enclosures

cc:	He Dang, Chairman and Chief Executive Officer
Wei Zhou, Chief Financial Officer
Charm Communications Inc.

Deloitte Touche Tohmatsu Certified Public Accountants LLP.

Confidential Treatment Requested by Charm Communications Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83